Exhibit 99.1

YAMANA GOLD DECLARES SECOND QUARTER DIVIDEND

TORONTO, ONTARIO, April 29, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) declares its second quarter 2014 dividend of $0.0375 per share. Shareholders of record at the close of business on June 30, 2014 will be entitled to receive payment of this dividend on July 14, 2014.  The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Pending completion of a plan of arrangement relating to the purchase of Osisko Mining Corporation, the Company will also have significant precious metals properties in Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)